Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ENGINEURIX CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF OCTOBER, A.D. 2021, AT 2:25 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



5981842 8100
SR# 20213643174

Authentication: 204540617
Date: 10-28-21

You may verify this certificate online at corp.delaware.gov/authver.shtml



STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of ENGINEURIX CORPORATION resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

Please refer to annexed page.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28 day of October, 2021.

By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Jeff Arle
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:25 PM 10/28/2021
FILED 02:25 PM 10/28/2021
SR 20213643174 - File Number 5981842

(A)   **Classes of Stock.**   The Corporation is authorized to issue two classes of stock to be designated, respectively, *"Common Stock"* and *"Preferred Stock"*. The total number of shares which the Corporation is authorized to issue is 55,000,000 shares, each with a par value of $0.001 per share, of which 30,000,000 shares shall be designated as Class A Common Stock (*"Class A Common Stock"*), 20,000,000 shares shall be Net Capital Common Stock (*"Net Capital Common Stock"*, and collectively, with the Class A Common Stock, *"Common Stock"*), 5,000,000 shares shall be designated as blank check Preferred Stock with such powers, rights, preferences, privileges and restrictions as may be designated by the Board from time to time.

(B)   **Powers, Rights, Preferences, Privileges and Restrictions of Common Stock and Preferred Stock.**   The Class A Common Stock and the Net Capital Common Stock shall share the same powers, rights, preferences, privileges, and restrictions granted to and imposed upon as set forth below.

(i)   The holders of Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

(ii)   The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series any time outstanding.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ENGINEURIX CORPORATION", FILED IN THIS OFFICE ON THE EIGHTH DAY OF JUNE, A.D. 2021, AT 3:38 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5981842 8100
SR# 20212388188

Authentication: 203401214
Date: 06-09-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:38 PM 06/08/2021
FILED 03:38 PM 06/08/2021
SR 20212388188 - File Number 5981842

CERTIFICATE OF INCORPORATION
OF
ENGINEURIX CORPORATION

FIRST: The name of the corporation is Engineurix Corporation.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, County of New Castle. The name of the Registered Agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended (the ***"DGCL")***.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,000,000, consisting of 15,000,000 shares of common stock, par value of $0.001 per share ("Common Stock"), and 5,000,000 shares of preferred stock, par value of $0.001 per share ("Preferred Stock").

(A) The holders of Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

(B) The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series any time outstanding.

FIFTH: The name and mailing address of the incorporator are as follows:

Sharon Mason
McCarter & English LLP
185 Asylum Street
Hartford, CT 06103

SIXTH: Subject to any additional vote required by the Certificate of Incorporation or bylaws of the corporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation.

ME1 36536222v.1

EIGHTH: Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the board of directors of the corporation or in the bylaws of the corporation.

TENTH: To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article TENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the DGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article ELEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

TWELFTH: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the corporation or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article THIRTEENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 8th day of June, 2021.

/s/ Sharon Mason
Sharon Mason
Incorporator